Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-170492

March 09, 2011

iShares Bi-Weekly Strategy Update Part 2 | 3.7.2011

By Russ Koesterich

Silver & Gold

Recently, silver prices have benefited more than gold from the economic rebound. The relative gap between gold and silver suggests that it may be time for a pause in silver’s run.

One of the many ironies of markets last year was the extent to which inflation occupied investors’ attention, despite its near universal absence. While inflation has recently accelerated in emerging markets and a few developed ones – the UK and Singapore, for example – by and large, inflation was and is still largely absent in the developed world. In mid-2010, inflation in OECD countries hit a record low of 1.60%, while U.S. core inflation, which excludes food and energy prices, bottomed at 0.60%, the lowest reading since records began back in 1957. Yet, record low inflation did not stop investors from worrying about it. Last year gold and silver gained 30% and 83% respectively.

So far in 2011 gold has taken a bit of a respite and is relatively flat. However, silver’s run continues with the metal up more than 20% so far year-to-date. While investor demand has certainly been a strong driver, part of this outperformance can be attributed to the fact that silver, unlike gold, has industrial uses, with roughly 50% of demand coming from industry. As the global economy has continued to recover in 2011, silver has benefited from increasing industrial demand.

While silver’s inflation hedging properties and leverage to a recovering global economy help make it an attractive investment, the good news appears to be in the price. Over the past 40 years silver has typically traded at around 1/55th the price of gold. Today the ratio is down to 1/40th, making silver more expensive relative to gold than at any point since 1981. Over the past 30 years, when silver prices have been close to this level relative to gold, silver has typically peaked. While we like silver as a long-term play, we would prefer a better entry point.

Source: Bloomberg 2/28/11

Source: Bloomberg

Certain sectors and markets perform exceptionally well based on current market conditions. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. The iShares Silver Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the iShares Silver Trust are expected to reflect the price of the silver held by the Silver Trust, the market price of the shares will be as unpredictable as the price of silver has historically been. Additionally, shares of the Silver Trust are bought and sold at market price (not NAV). Brokerage commissions will reduce returns.

Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

When comparing commodities and the iShares Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

BlackRock Asset Management International Inc. (“BAMII”) is the sponsor of the Silver Trust. BlackRock Fund Distribution Company (“BFDC”), a subsidiary of BAMII, assists in the promotion of the Silver Trust. BAMII is an affiliate of BlackRock, Inc.